Exhibit 1.01 - Graham Holdings Company Conflict Minerals Report

1. Introduction

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission (“SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (each a “Conflict Mineral” as that term is defined in paragraph (d)(3) of Item 1.01 of Form SD) that may have originated from the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD (collectively, “Covered Countries”). We also refer to tin, tantalum, tungsten, and gold collectively as “3TG”. Under the SEC’s rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured and are required to be reported in the calendar year covered by this Form SD, we must conduct in good faith a reasonable country of origin inquiry regarding those Conflict Minerals that is reasonably designed to determine whether any Conflict Minerals (a) originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

2. Company and Products Overview

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2014 is presented by Graham Holdings Company (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Company is a diversified education and media company, and is the parent of Forney Corporation (“Forney”). As used in this Report, the words “we” and “our” refer to the Company. The Company acquired Forney from Kiddie Fire Protection, Inc., part of the UTC Climate Controls & Security Unit of United Technologies Corporation, on August 1, 2013. Forney is a global supplier of products and systems that control and monitor combustion processes in electric utility and industrial applications.

Forney manufactures products that contain small amounts of Conflict Minerals. Forney’s products that contain gold and tin are Printed Circuit Boards (“PCBs”) and connectors; Forney’s products that contain tantalum are capacitors; Forney’s products that contain tungsten are electronic materials such as resistors. These products incorporate generic components obtained from other companies that contain tin, tantalum and gold. The Conflict Minerals in the generic components are necessary to the functionality of Forney’s products. These generic components are purchased from manufacturers and distributors. Forney does not purchase any Conflict Minerals directly from mines, smelters or refiners.

3. Supply Chain Overview

Forney relies on its direct suppliers and distributors to provide information on the origin of the 3TG contained in components supplied to Forney, including sources of 3TG that are supplied to them from lower tier suppliers.

4. Reasonable Country of Origin Inquiry (“RCOI”)

4.1 Requests for Information and Survey Responses

Forney conducted a reasonable country of origin inquiry that was reasonably designed to determine whether any 3TG necessary to the functionality or production of any of our products originated in the Covered Countries or are from recycled or scrap sources. Forney undertook an investigation of its suppliers of the generic components to determine the sources of the minerals incorporated into those components. Forney identified twelve suppliers of the generic components contained in its products. Forney sent all twelve suppliers a survey designed to identify the source of the minerals. The survey sent was the Electronic Industry Citizen Coalition “Conflict Mineral Reporting Template” developed by the Electronic Industry Citizen Coalition and the Global e-Sustainability Initiative the “Template”). The Template is designed to collect sourcing information on the Conflict Minerals used in Forney’s products.

In cases in which suppliers did not respond, Forney followed-up with further communications to request information. Forney reviewed the responses to determine which responses required further engagement, either because suppliers failed to respond in a timely manner or because the responses were incomplete or contained inconsistencies within the data reported. Forney worked directly with these suppliers to obtain revised responses. In instances in which suppliers, that were in this case distributors of components, did not respond to Forney’s request, Forney also sought country of origin information directly by reviewing the policies and statements on the manufacturers’ websites addressing Conflict Minerals. Most of Forney’s suppliers are distributors rather than manufacturers of components supplied to Forney, and such suppliers were unable to provide smelter information because they were still engaged in their own efforts to obtain information from their suppliers. Forney received responses from two manufacturers that included the names of smelters or refiners that had been identified by the suppliers as certified Conflict-Free. Nevertheless, while Forney has not determined that any of the Conflict Minerals in its generic components originated in the Covered Countries, Forney is unable to conclude with certainty that none of the Conflict Minerals contained in such generic components originated in the Covered Countries.

4.2 RCOI Conclusion

We are unable to conclude that we do not have any reason to believe that Conflict Minerals that are necessary to the functionality or production of our products may have originated in the Covered Countries and may not have come from recycled or scrap sources because of the incomplete information received from our supply chain in response to our reasonable country of origin inquiry. As a result, we conducted due diligence on the source and chain of custody of those minerals.

5. Due Diligence Program

5.1 Design of Due Diligence; Conformity to a Recognized Due Diligence Framework

Our due diligence measures have been designed to conform to the framework in the

Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten. This OECD framework (the “Framework”) is the only due diligence framework recognized by the SEC to date. The Framework stresses five main areas of due diligence design detailed below in Section 5.2 to 5.6.

5.2 Establish Strong Company Management Systems

Internal Team

We established a management system for Conflict Minerals consisting of a cross-functional group to examine the potential use and source, if any, of Conflict Minerals in Forney’s products and to put measures in place to ensure compliance with the Conflict Minerals Rule. This group includes representatives from management, operations, supply chain management, finance and legal counsel.

Conflict Minerals Policy

Forney adopted a Conflicts Minerals policy (the “Policy”) that is designed to communicate Forney’s commitment to responsible sourcing of Conflict Minerals throughout its supply chain for products that Forney manufactures. The Policy discusses the fact that Forney is putting policies and systems into place to reduce the risk that Conflict Minerals used in its products originate in the Covered Countries. As Forney does not typically source Conflict Minerals directly from miners, smelters or refiners, it will rely on the cooperation of its suppliers in the implementation of its Policy and in enabling Forney to meet its compliance obligations. The Policy will be available on its website.

5.3 Identify and Assess Risk in the Supply Chain

As described above, Forney conducts a survey of all of its suppliers using the Template to obtain chain of custody declarations from its suppliers. The Template includes questions on the use and origin of Conflict Minerals in Forney’s components, supplier engagement with sub-tier suppliers and smelters and points of origin of the Conflict Minerals. To strengthen engagement with suppliers, Forney is in the process of adding a Conflict Minerals clause to its purchase orders in order to communicate the expectations and requirements regarding sourcing of and disclosure of Conflict Minerals.

5.4 Design and Implement a Strategy to Respond to Identified Risks

As described above, Forney reviews responses to the Templates it receives for completeness and consistency in order to determine the suppliers most at risk of supplying minerals from Covered Countries. When suppliers are late in responding or when Forney has identified missing or inconsistent information Forney engages with these suppliers by following-up with them to request further information. Forney works directly with suppliers to obtain revised responses. In cases where a supplier who is a distributor has indicated that they are only a distributor, Forney has taken steps to identify and contact the original component manufacturer. As discussed above, in most cases, suppliers were unable to specify smelters or refiners used for components supplied to Forney because most are distributors that are still working to obtain information from their own suppliers. For those suppliers that provided names of smelters/refiners, we confirmed the supplier’s reported validation status by comparing it to the information contained on the Conflict Free Sourcing Initiative (the “CFSI”) website.

5.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Forney does not have a direct relationship with smelters or refiners, nor does it perform direct audits of such entities in its supply chain.

5.6 Report on Supply Chain Due Diligence

Our Form SD and this Conflict Minerals Report are both available on our website at www.ghco.com. GHCO will file a Form SD with the Securities and Exchange Commission on an annual basis, pursuant to Rule 13p-1 of the Act.

6. Results of Due Diligence Review-Facilities Used to Process the Necessary Conflict Minerals

As discussed above, Forney solicited all twelve of its suppliers to gather information by means of the Template regarding the sourcing of 3TG in the products supplied to Forney. A majority of the suppliers responded that they were still in the process of evaluating the source of 3TG in their own products. Based on the information provided by Forney’s suppliers in the Templates, the smelters/refiners used to process necessary conflict minerals include those listed on the attached Schedule 1. With respect to those smelters/refiners that were identified by suppliers in their Template, we confirmed the supplier’s reported validation status by comparing it to the information contained on the CFSI website. Of the supplier reported smelters/refiners, all but one were identified by CFSI on their website as conflict free. One was identified by CFSI as “progressing toward Conflict Free Smelter Program (CFSP) validation.” Based on the information provided by suppliers and Forney’s own due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of 3TG in Forney’s products.

7. Steps to Mitigate Risk and Improve Due Diligence

As Forney enters into new purchase orders or contracts, and as Forney renews its contracts, it is adding a clause that requires suppliers to cooperate with Forney by providing information about the supplier’s source of Conflict Minerals and smelters. In the meantime, Forney is working with suppliers to obtain the 3TG sourcing information and will engage with manufacturers and distributors earlier in the year to obtain accurate and complete information about the supply chain. Cooperation with respect to sourcing by suppliers will be a factor in allocating future Forney purchases. Forney will continue its efforts to strengthen its engagement with suppliers and incorporate key provisions of its Policy into its agreements with suppliers of components on a going forward basis.

Schedule 1

Facilities Used to Process Conflict Minerals

Metal	Whether Smelter in Covered Countries	CFS Validation Status	Smelter ID (EICC/GeSI codes)	Smelter Name	Smelter Facility Location	Whether 3TG Mined in Covered Country, with Mine Location if known
Tin	No	CFSI	CID001182	Minsur	Peru	Unknown
Gold	No	CFSI	CID001534	Royal Canadian Mint	Canada	Unknown
Gold	No	CFSI	CID002030	Western Australian Mint trading as Perth Mint	Australia	Unknown
Gold	No	CFSI	CID000077	Argor-Heraeus SA	Switzerland	Unknown
Gold	No	CFSI	CID001875	Tanaka Kikinzoku Kogyo K.K.	Japan	Unknown
Tin	No	CFSI	CID001898	Thailand Smelting & Refining Co., Ltd.	Thailand	Unknown
Tantalum	No	CFSI	CID002568	KEMET Blue Powder	United States	Unknown
Tin	No	CFSI	CID000292	Alpha	United States	Unknown
Tungsten	No	Progressing toward CFSP Validation*	CID000105	Kennametal Huntsville	United States	Unknown
Gold	No	CFSI	CID001993	United Precious Metal Refining, Inc	United States	Unknown

*Companies identified on the CFSI website as Tungsten Industry Conflict Minerals Council (TI-CMC) members that have committed to complete a Conflict Free Smelter Program validation within two years of membership.